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                                                                Exhibit (h)(21)
BROWN ADVISORY [LOGO]

September 14, 2007

Mr. J. Michael Parish
Chairman, Board of Trustees
Forum Funds
Two Portland Square
Portland, Maine 04101

Re:  Contractual Waivers and Reimbursements

Dear Mr. Parish:

   Brown Investment Advisory Incorporated (the "Advisor") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses for Brown Advisory Growth Equity Fund A Shares and Brown Advisory Value Equity A Shares do not exceed 1.60%, Brown Advisory Small-Cap Value Fund A Shares and Small-Cap Growth A Shares do not exceed 1.85%, Opportunity Fund Institutional Shares do not exceed 1.50%, Opportunity Fund A Shares do not exceed 1.70%, and Real Estate Institutional Shares do not exceed 1.35%. In addition, the Advisor has agreed to waive the investment advisory fee of .50% for the Maryland Bond Fund. Each of these Funds is a series of the Forum Funds (the "Trust").

   This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Advisor is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on October 1, 2008.

                                    Very truly yours,

                                    Brown Investment Advisory Incorporated

                                    By: /s/ David M. Churchill
                                        -----------------------------------
                                        David M. Churchill
                                        Chief Financial Officer